Exhibit 99.1

JA Solar to Supply 70 MW of Modules to

Shanghai CSET in China

SHANGHAI, China, November 11, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has signed two agreements to supply a total of 70 MW of high-efficiency polycrystalline solar modules to Shanghai CSET Co., Ltd., a photovoltaic (“PV”) system integrator focused on the planning, design and operation of solar PV stations, for two commercial rooftop projects in China.

According to the agreements, 20 MW of modules will be delivered in December 2013, and 50 MW will be delivered in the first quarter of 2014. The projects will utilize JA Solar’s high-efficiency polycrystalline modules with an average power output of between 255 W and 260 W in a 60-cell format, which are among the most powerful modules of their kind on the market. The contract amount will be paid in full prior to delivery.

“This agreement is another sign of improving industry fundamentals and strong demand from the China market, which is expected to continue to grow rapidly in the next few years,” said Mr. Baofang Jin, executive chairman and CEO of JA Solar. “JA Solar’s superior product offerings and our strong relationships with project developers in China ensure we are well positioned to benefit from this growth.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

About Shanghai CSET

Shanghai CSET Co., Ltd. is a PV system integrator focused on the planning, design and operation of solar PV stations. It offers integrated services including equipment manufacturing, project contracting, and pre- and post-sale services. Shanghai CSET aims to provide its customers with high-quality PV products and integrated PV system solutions.  For more information, please visit www.csetech.cn.

JA Solar Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com